BancWest Investment Services, Inc.

Statement of Financial Condition

December 31, 2020

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44261

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BancWest Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13220 California Street
(No. and street)

Omaha	NE	68154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rollin L. Biel — (402) 918-1466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 Walnut, Suite 1700	Kansas City	MO	64106-2246
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BANCWEST INVESTMENT SERVICES, INC.

TABLE OF CONTENTS

This report$\stackrel{..}{-}$ contains (check all applicable boxes):

[X]		Report of Independent Registered Public Accounting Firm
[X]	(a)	Facing Page
[X]	(b)	Statement of Financial Condition
[ ]	(c)	Statement of Operations
[ ]	(d)	Statement of Changes in Stockholder's Equity
[ ]	(e)	Statement of Cash Flows
[ ]	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
[X]		Notes to Financial Statements
[ ]	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 – Exhibit G
[ ]	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 – Exhibit H
[ ]	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 – Exhibit I
[ ]	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not applicable)
[ ]	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
[X]	(l)	An Oath or Affirmation
[ ]	(m)	Copy of the SIPC Supplemental Report [filed separately]
[ ]	(n)	A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section K of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm thereon (filed separately).

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
BancWest Investment Services, Inc.
Omaha, Nebraska

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BancWest Investment Services, Inc. (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

BKD, LLP

We have served as the Company's auditor since 2020.
Kansas City, Missouri
March 19, 2021

BANCWEST INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	2,531,468
Cash segregated under federal and other regulations		420,628
Commissions, fees and other receivables		9,186,445
Securities owned — at fair value		10,998,490
Prepaid expenses		100,956
Deposit with clearing organization		250,000
Income tax receivable due from Parent		103,980
Deferred tax assets, net		31,442
Total assets	$	23,623,409

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accrued commission and fees and other payables to related parties	$	8,248,788
Accounts payable and other accrued expenses		1,302,351
Payable to clearing organization		559,969
Total liabilities	$	10,111,108

STOCKHOLDER'S EQUITY:

Common stock, $1.00 par value, 1,000 shares authorized;		
30 shares issued and outstanding	$	30
Additional paid-in capital		5,765,800
Retained earnings		7,746,471
Total stockholder's equity	$	13,512,301
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	23,623,409

The accompanying notes are an integral part of these financial statements.

BANCWEST INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

1. NATURE OF BUSINESS AND OWNERSHIP

BancWest Investment Services, Inc. (the "Company"), is a Delaware Corporation, a licensed life insurance agency, a registered broker-dealer with the Securities Exchange Commission ("SEC"), a licensed investment advisor and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Bank of the West (the "Parent"). The Parent is a wholly owned subsidiary of BancWest Holding Inc. ("BWHI"), which is a wholly owned subsidiary of BNP Paribas USA, Inc. ("BNPP USA"). BNPP USA is a wholly owned subsidiary of BNP Paribas ("BNPP") based in France.

The Company clears all securities transactions through a third party clearing broker on a fully disclosed basis. The Company claims exemption from SEC Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. The third party clearing broker provides services for execution, collection of and payment of funds, and custody of securities related to customer transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements are presented on the accrual basis of accounting. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP") and general practice within the broker dealer industry. The policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

The Company has evaluated subsequent events through March 19, 2021, which is the date the financial statements were issued and determined that no subsequent events have occurred which would require disclosure or adjustment to the financial statements.

Use of Estimates — The preparation of financial statements in conformity with US GAAP also requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash — The Company considers deposits that can be redeemed on demand to be cash.

Cash Segregated under Federal and Other Regulations — The cash segregated under federal and other regulations includes $420,628 set aside for the settlement agreement entered into on December 7, 2020 with the SEC for the Share Class Disclosure Initiative. It also includes $14,196 set aside for the use of refunding mutual fund break point discounts not passed down to customers. The amount represents the minimum amount required to be segregated based on FINRA communications, less amounts subsequently paid to customers. There could be additional amounts owed to customers as a result of future investigations, but as of December 31, 2020, the Company does not believe it is necessary to segregate any additional amount of cash.

Commissions, Fees and Other Receivables — Included in receivables are commissions and fees related to transactions generated in 2020 and received in 2021. The carrying value of the receivables approximates fair value. The Company has analyzed the receivables and determined that no allowance for doubtful accounts is necessary.

BANCWEST INVESTMENT SERVICES, INC.

Securities Owned — Securities owned are recognized on a trade date basis and reported at fair value, with unrealized gains and losses included in the other income line item of the statement of operations.

Deposit with Clearing Organization — The Company maintains a $250,000 non-interest bearing deposit with its clearing broker.

Fair Value of Financial Instruments — The Company determines the fair values of its financial instruments as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for details of valuation techniques and significant inputs to valuation models.

Revenue Recognition — Commission revenues and related clearing expenses are recorded by the Company on a trade date basis as securities, annuities and insurance transactions occur. Investment advisory revenue is recorded on an accrual basis monthly and is based on average asset balances in accounts held by customers. Asset based revenue is recorded on an accrual basis monthly and is based on customer asset balances of mutual funds, annuities and insurance products.

The Company records other income that is allocated from the Parent as a result of Funds Transfer Pricing (FTP). FTP is an internal management system used by the Parent to allocate net interest margin to its operating subsidiaries for bringing deposits onto the Parent's balance sheet. The revenue is allocated to the Company based on cash balances in the clearing broker's sweep account held at the Parent. Based on the allocation, the Company receives 50% of the net interest margin on these cash balances.

Income Taxes — The results of the Company's operations are included in the consolidated federal tax return of BNPP USA and various state tax returns generally filed by Bank of the West. The Company reports current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses. See Note 3 for additional details regarding income taxes.

Accounting Standards Adopted — The following Accounting Standards Updates ("ASU") issued by the Financial Accounting Standards Board ("FASB") became effective for the Company's 2020 annual reporting period:

ASU 2018-13: *Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement*

In August 2018, the FASB issued guidance which amends ASC 820 to add, remove and clarify disclosure requirements related to fair value measurements. The changes related to disclosures are part of the FASB's disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The ASU is effective for the Company's 2020 annual reporting period on a retrospective basis. The adoption did not have a material effect on the Company's financial statements.

ASU 2018-18: *Collaborative Arrangements (Topic 808) – Clarifying the Interaction between Topic 808 and Topic 606*

In November 2018, the FASB issued guidance to clarify the interaction between *Topic 808, Collaborative Arrangements* and *Topic 606, Revenue from Contracts with Customers*. The ASU requires transactions in collaborative arrangements to be accounted for under Topic 606 if the counterparty is a customer for a good or service (or bundle of goods or services) that is distinct unit of account and precludes entities from presenting consideration from transactions with a collaborator that is not a

customer together with revenue recognized from contracts with customers. The ASU is effective for the Company's 2020 reporting period and is applied retrospectively to the date the Company initially applied Topic 606 either for all contracts or only for contracts that are not completed at the date of initial application of Topic 606. The adoption did not have a material impact on the Company's financial statements.

ASU 2016-13: *Financial instruments – Credit losses (Topic 326) – Measurement of credit losses on financial instruments*

In June 2016, the FASB issued new guidance that amends the accounting for credit losses on most financial instruments. For financial assets measured at amortized cost such as loans, leases and held-to-maturity securities, guidance requires the use of expected credit loss model to estimate losses expected throughout the life of the financial asset and record an allowance that, when deducted from amortized cost basis, presents the net amount expected to be collected on the financial asset. The guidance also modifies the other-than-temporary impairment model for available-for-sale debt securities to require an allowance for credit impairment instead of a direct write-down, which allows for reversal of credit impairments in future periods. As a result of continued deliberation and recommendations, the FASB issued ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2019-11 to clarify guidance under Topic 326, to provide transition relief and minor updates to the original ASU. These ASUs are effective for the Company's 2020 annual reporting period. The adoption did not have a material effect on the Company's financial statements.

ASU 2019-04: *Reference Rate Reform (Topic 848) – Facilitation of the Effects of Reference Rate Reform on Financial Reporting*

In March 2020, the FASB issued guidance to provide optional expedients and exceptions for certain contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The guidance allows the Company to not apply modification accounting to contracts are related to the discontinuation of the reference rate. If certain criteria are met, the amendments also allow exceptions to the de-designation criteria of qualifying hedging relationship and the assessment of hedge effectiveness during the transition period. The guidance is effective from the date of issuance and the Company's decision to elect specific optional expedients can be made at any time until December 31, 2022. At the time of adoption, the guidance did not have a significant impact on the Company's financial statements. The Company will continue to assess the impact as the reference rate transition occurs over the next two years.

Accounting Standard Issued But Not Yet Effective — The following ASU has been issued by the FASB and is applicable to the Company but is not yet effective:

ASU 2019-12: *Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes*

In December 2019, the FASB issued guidance which modifies *Topic 740, Income Taxes* to simplify the accounting for income taxes. The amendments are based on changes that were suggested by stakeholders as part of the FASB's simplification initiative to reduce the complexity of accounting standards while maintaining or enhancing the helpfulness of information provided to financial statement users. The ASU is effective for the Company's 2021 reporting period. The transition method depends on the nature of the amendments. The Company is currently assessing the impact of adopting the new standard.

BANCWEST INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

3. INCOME TAXES

With respect to deferred tax assets, no valuation allowances are required. Realization is dependent on generating sufficient taxable income in the future and, although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax assets is considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

The deferred tax assets at December 31, 2020 consists of the following:

Depreciation expense	$	(77)
State income and franchise taxes		31,519
Total deferred tax assets	$	31,442

4. RELATED PARTY TRANSACTIONS

During 2020, the Company provided brokerage services to customers of the Parent. The Parent is a wholly owned subsidiary of BWHI. BWHI is a direct subsidiary of BNPP USA, which is a wholly owned subsidiary of BNPP based in France.

At December 31, 2020, the Company had the following related party balances:

Cash and cash segregated under federal and other regulations held at		
Bank of the West	$	2,952,096
Receivable from Bank of the West - expense reimbursement		30,950
Income tax receivable - Bank of the West		103,980
Deferred tax assets - Bank of the West		31,442
Payable to Bank of the West - management advisory fees		8,248,788

5.   **FAIR VALUE MEASUREMENTS**

The Company uses fair value measurements to record fair value adjustments to its trading securities. Assets and liabilities at fair value are grouped in three levels based on the market in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Those levels are:

Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets. This includes the Company's trading securities.

Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. The Company does not have any level 2 assets.

Level 3 — Valuation is generated from model-based techniques that use significant assumptions not observable in the market. The Company does not have any level 3 assets.

The securities owned at December 31, 2020 consist of two U.S. Treasury Bills which are measured at fair value on a recurring basis and are considered level 1 assets with a fair value of $10,998,490.

At December 31, 2020, the Company had two short positions totaling $3,964 in its firm account at the clearing broker. The short positions were temporarily owned by the Company as a result of correcting trades in client accounts and were both filled in January 2021.

Fair value measurements for the trading assets are obtained from an independent pricing service and are based on quoted prices to identical instruments in active markets. During 2020, there were no transfers between the hierarchies of the Company's financial assets.

ASC 825, Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition, including receivables, payables and accrued expenses, approximates the carrying value because of the short maturity of the instruments.

BANCWEST INVESTMENT SERVICES, INC.

6.   COMMITMENTS AND CONTINGENCIES

Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer transactions, which are not reflected in the financial statements, to a clearing broker, who clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for the counterparties who do not perform under their contractual obligations.

Litigation

The Company is subject in the normal course of business to pending and threatened legal proceedings. Management does not anticipate that the aggregate ultimate liability arising out of these pending or threatened legal proceedings will be material to its financial position. However, the Company cannot rule out the possibility that such outcomes could have a material adverse effect on the results of operations or liquidity for a particular reporting period in the future. The Company is the defendant in a legal proceeding related to allegations that the Company is responsible for losses suffered in connection with a tax avoidance plan that was later challenged by the IRS, and for losses suffered by investment of funds in fixed rate investments rather than index funds. The outcome of this legal proceeding remains uncertain at this time. Claimants have at times claimed that the damages are as high as $2.0 million.

7.   REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, as defined by Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2020, the Company had net capital of $5,159,920, which was $4,485,846 in excess of its minimum required net capital. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020, was 1.96 to 1.

The Company operates as an introducing broker by clearing all transactions with and for customers throughout its third party clearing broker and claims exemption from SEC Rule 15c3-3 under section (k)(2)(ii).

* * * * * *



OATH OR AFFIRMATION

I, Rollin L. Biel, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of BancWest Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

NICOLE CHONIS
General Notary - State of Nebraska
My Commission Expires May 27, 2024

Subscribed and sworn before me on the 19 day of March, 2021, the individual named above appeared before me and attested that the statements above are true, correct, and complete, to the best of his knowledge.

Nicole Chonis
Notary Public in and for Douglas County
State of Nebraska
My Commission expires 05/27/24